List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
27 August 2009

Information	Required by/when

Public Announcements/Press	The London Stock Exchange

Announcement Preliminary results for the year ended 30 June 2009.

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                      Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 .............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date	27 August 2009	By	/S/ C Kynaston
		Name:	C Kynaston
		Title:	Senior Company Secretarial Assistant

Preliminary results for the year ended 30 June 2009

Diageo’s full year results demonstrate the resilience of the business

In a year of global economic downturn Diageo delivered organic net sales in line with the prior year; 4% organic growth in operating profit and 10% growth in reported eps.

Results at a glance
	2009		2008		Organic movement	Reported movement

Volume in millions of equivalent units	141.3		145.0		(4)%	(3)%

£ million
Net sales	9,311		8,090		-	15%
Operating profit before exceptional items	2,613		2,304		4%	13%
Operating profit	2,443		2,226			10%
Profit attributable to parent company’s equity shareholders	1,621		1,521			7%

Basic eps	65.2	p	59.3	p		10%

Highlights

•	Exchange rate movements increased net sales by £1,095 million; brand additions, primarily Ketel One vodka, contributed £151 million and there was an organic decline of £25 million.
•	Operating profit before exceptional items benefited by £167 million from exchange rate movements, £43 million from brand additions and £99 million from organic growth.
•	Exceptional operating costs were £170 million, in respect of the global restructuring programme and the restructuring of Irish brewing operations.
•	Associate income was £164 million.
•	Finance charges were £592 million. Net interest was £516 million, including £14 million impact of IAS 39, and other finance charges were £76 million, including £44 million impact of IAS 21 and 39.
•	Exchange rate movements increased finance charges by £66 million.
•	The reported tax rate was 14.5% and the underlying tax rate was 22.2%.
•	Free cash flow was £1,204 million.
•	Recommended increase of 5% in final dividend per share to 22.20 pence.

Paul Walsh, Chief Executive Officer of Diageo, said:

“This has been a very challenging year. Overall however our results demonstrate the resilience of our business. Our brand range and our geographic reach enabled us to deliver 4% organic operating profit growth and 10% eps growth.  While the economic downturn has affected all markets, the response of customers and consumers has not been uniform and therefore the impact on our business has been varied. By region, International, North America and Asia Pacific have been stronger than Europe. By category, we have delivered growth in categories which account for over 50% of our sales, primarily vodka, rum, tequila and beer.  The gin and wine categories have been weaker and scotch and liqueurs have been most impacted by de-stocking.

“Smirnoff, Captain Morgan, Jose Cuervo and Guinness, two of our three largest local priority brands, Buchanan’s and Windsor, and category brands, Cîroc, Cacique and Harp, all grew supported by innovation and effective marketing. We benefited from the addition of Ketel One vodka, Zacapa rum and Rosenblum Cellars wine, all of which have broadened our brand range in important categories. Johnnie Walker faced a tougher market environment being at a relatively higher price point and saw more impact from de-stocking.

The consumer downturn in Spain and de-stocking in a number of markets also affected the performance of Baileys.

“We took action quickly to manage these difficult times, reducing our cost base and refocusing marketing spend as consumer trends changed.  In fiscal 2010 we will benefit from cost reductions of £120 million as a result of our global restructuring initiative.

“While the global economy appears to be stabilising, there is still uncertainty as to the sustainability and pace of any recovery and F10 will be challenging, as we lap a strong first quarter and a reasonable first half performance this year. That being recognised, we expect to deliver low single digit organic operating profit growth in fiscal 2010.”

Notes

Unless otherwise stated in this announcement: percentage movements are organic movements; commentary refers to organic movements and share refers to value share.  See page 33 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps to underlying eps.

Marketing spend

Marketing spend in the year was prioritised behind those brands which offered the most attractive growth opportunities. A further reduction in spend on ready to drink brands and lower spend on beer and wine outside of Africa contributed 4 percentage points to the overall organic reduction in marketing spend of 9%.  Spend on spirits, which has a higher level of media activity, benefited from savings as a result of media rate deflation. However, in those markets where consumer spend has been particularly constrained by the economic situation, such as in Spain, marketing spend was reduced in line with reductions across the industry. In the United States, the decision was made to increase share of voice on spirits and in Latin America Diageo’s significant leadership in share of voice was maintained.

Restructuring initiatives

Diageo announced two restructuring initiatives in the year. The first programme, which was announced in February, will generate £120 million of cost reductions in the year ending 30 June 2010. An exceptional charge of £166 million was taken in the year ended 30 June 2009 in respect of this global restructuring programme and a further charge of approximately £70 million will be taken in the year ending 30 June 2010. In July 2009 Diageo announced a second restructuring initiative which will generate cost savings of £40 million in the year ending 30 June 2012 and will reduce the cost of production of maturing stocks by £10 million per annum in the year ending 30 June 2011.  An exceptional charge of £120 million will be taken in the year ending 30 June 2010 in respect of this restructuring.

Regional summary

North America - Growth in spirits offset weakness in wine and beer sales

•	Volume flat
•	Net sales up 1%
•	Marketing spend down 9%
•	Operating profit flat

Despite the difficult economic climate, the total beverage alcohol market in the United States remained in growth. Growth in spirits offset weakness in wine and beer as Diageo was again the best performing full line spirits company in the United States. Smirnoff vodka, Captain Morgan and Jose Cuervo performed well as the premium spirits segment proved to be the most resilient as consumers traded down from the ultra and super premium segments. Diageo’s innovation capability also contributed to the performance of these brands with successful launches of Captain Morgan 100, Jose Cuervo Silver and a range of ready to serve Smirnoff Cocktails. By the year end, Diageo’s share of US spirits, as measured by IRI, was 30%, an organic decline of 0.2 percentage points in the year and an increase of 1.4 percentage points from brand additions, Ketel One vodka and Zacapa rum. As a result of the planned stock reduction and as consumers traded out of imported beer to domestic beer, beer net sales declined 6%. The wine category was affected by the economic climate as consumers traded down from higher price points and net sales declined 7%. The performance of Ketel One vodka and Zacapa rum was ahead of our expectations despite the more difficult economic environment in the year. Marketing spend decreased by 9% reflecting reduced investment behind ready to drink and as a result of media rate deflation. Marketing spend was re-allocated behind growth opportunities in the premium segment, behind innovation and behind the strong growth of Cîroc vodka and share of voice in spirits grew 4 percentage points.

Europe – Challenging economies, especially in Spain and Ireland, created even tougher trading conditions this year; however in Great Britain Diageo performed strongly

•	Volume down 6%
•	Net sales down 5%
•	Marketing spend down 14%
•	Operating profit down 1%

Performance in Europe was impacted by the worsening economic environment, which led to the overall decline in both volume and net sales. Spirits, beer and ready to drink net sales were down as a result of the decline in the beverage alcohol market across Europe and a further shift to the off-trade; wine net sales increased driven by Blossom Hill in Great Britain.  Spain and Ireland, two of the region’s biggest markets, were hit hardest, as their economies went into steep decline, and a significant rise in unemployment impacted consumer confidence and spending power. In Great Britain net sales grew 2% as Diageo continued to out-perform a declining total beverage alcohol market. The market in Russia weakened in the second half although full year net sales growth was achieved following a strong first half performance. Price increases were taken in the majority of markets although at more moderate levels than in previous years.  Marketing spend was significantly reduced, mainly in Spain and Ireland where Diageo acted in response to the economic conditions and as a result of media rate deflation.

International - Continued growth in Africa and price increases in Latin America drove net sales growth in the region

•	Volume down 4%
•	Net sales up 7%
•	Marketing spend down 3%
•	Operating profit up 10%

International continued to be the key contributor to Diageo’s performance. In Africa 2% volume growth and strong pricing led to 16% net sales growth led by Guinness and Harp. Growth for the full year was slightly behind the rates seen in the first half because, as expected, the global economic downturn impacted the consumer in Africa in the second half. In Latin America and the Caribbean the performance was mixed. Volume and net sales grew in the three largest markets Venezuela, Mexico and Brazil with good performances by Buchanan’s and Johnnie Walker.  This was partially offset by volume and net sales decline elsewhere in the region as price increases were taken to offset major currency devaluations. In the duty free business in Latin America the difficult trading environment, resulting from the slowdown in economic growth, currency devaluations and credit issues, led to a decline in volume and net sales. In Global Travel volume and net sales declined as the travel retail business continued to be impacted by lower passenger numbers. This was partially offset by volume and net sales growth in the Middle East driven by a strong performance in scotch. Marketing spend in International declined by 3%. In Latin America Diageo’s significant leadership in share of voice was maintained and efficiencies were delivered through multi-market campaigns. In Africa the transfer of spend on ready to drink, cider and beer brands in South Africa to the new joint venture there, offset increased spend elsewhere in Africa on beer and ready to drink brands.

Asia Pacific - Trade de-stocking, a modest decline in consumer demand but mainly the decline in Australian ready to drink sales offset the benefit from return to in-market distribution in Korea

•	Volume down 11%
•	Net sales down 4%
•	Marketing spend down 5%
•	Operating profit flat

The decline in ready to drink in Australia, following the significant excise duty increase last year, reduced the region’s volume by 3 percentage points and net sales by 4 percentage points.  Spirits net sales across the region declined 1%, impacted by reduced sales in the on-trade channel and trade de-stocking throughout the supply chain in particular in South East Asia and China. Guinness remained resilient with net sales growth of 6%. In Korea strong share gains for Windsor more than offset scotch category decline in this important market. Marketing spend in spirits increased 7%, ahead of growth in net sales, although reduced spend behind ready to drink led to an overall 5% reduction for the region.

Key brand performance

	Volume movement %	Organic net sales movement %	Reported net sales movement %

Smirnoff	(2)	2	17
Johnnie Walker	(11)	(6)	4
Captain Morgan	3	7	29
Baileys	(10)	(9)	3
JεB	(13)	(12)	-
Jose Cuervo	2	3	27
Tanqueray	(10)	(8)	12
Crown Royal - North America	(1)	(1)	23
Buchanan’s - International	(15)	2	18
Windsor - Asia Pacific	3	22	17
Guinness	(3)	4	16
	(5)	(1)	13

Volume movement is both reported and organic. Spirits brand performance excludes ready to drink

Smirnoff vodka: strong net sales growth in North America, International and Australia offset weakness in Europe. The performance of Smirnoff Black in all its markets along with price increases which were taken in the majority of markets delivered 4 percentage points of price/mix.

Johnnie Walker: the global economic environment had a significant impact on Johnnie Walker as it is the most global premium drinks brand. De-stocking, the reduction in travel which led to a decline in sales through travel retail outlets and a reduction in business entertaining and consumption in traditional on-trade outlets in Asia Pacific have led to a reduction in net sales.

Captain Morgan: strong performance mainly driven by share gains in North America which accounts for almost 90% of net sales. The successful introduction of the brand into markets in Europe and International has continued.  Innovation with the launch of Captain Morgan 100 in North America, together with price increases drove overall price/mix improvement.

Baileys: weakness in Spain and de-stocking in many markets was partially offset by growth in Great Britain.

JεB: the weakness of the Spanish scotch category was the primary driver of the decline in JεB.

Jose Cuervo: share gains on Jose Cuervo Gold plus a successful launch of Jose Cuervo Silver in North America led to volume and net sales growth.

Tanqueray: weakness in North America drove overall performance although the brand grew in Europe and Asia Pacific.

Crown Royal:  volume reduction on the higher priced Reserve and Cask 16 variants led to a small decline in volume and net sales despite growth in Crown Royal.

Buchanan’s: growth in the key markets of Venezuela, Mexico and Colombia was offset by the decline in the Caribbean and other Latin American markets. The brand continued to grow in North America and gained share.  Price increases drove net sales growth.

Windsor: growth in Korea following the return to Diageo’s normal route to market. The brand’s share grew in Korea benefiting from a bottle re-design and also grew in China following its recent launch.

Guinness: strong growth in Africa with net sales up 18%. Its performance in Asia Pacific continued to improve and sales stabilised in Ireland. Out-performance in the declining Great Britain beer category delivered further share gains in that market.

Category summary

	Organic volume movement %	Organic net sales movement %	Reported volume movement %	Reported net sales movement %

Global priority brands	(5)	(2)	(5)	11
Local priority brands	(1)	1	5	24
Category brands	(2)	4	(1)	17

Spirits	(4)	-	(3)	16
Beer	-	5	-	16
Wine	1	(5)	2	12
Ready to drink	(11)	(8)	(11)	5

Ketel One vodka and Rosenblum Cellars wine are included in local priority brands in North America and in category brands in other regions while Zacapa rum is reported in category brands globally.  Spirits brand performance excludes ready to drink.

Spirits: Vodka net sales up 8% and rum net sales up 6% were the strongest categories in spirits. Scotch net sales declined 3% mainly as a result of de-stocking. The liqueurs category was weak as a result of de-stocking and declining consumer demand and net sales declined by 9%.

Beer: The strong performance of Diageo's beer brands in Africa was the key driver of the overall performance of beer. There was continued growth in Asia Pacific and while beer net sales declined in Ireland by 4% and in Great Britain by 1%, this performance was significantly stronger than that of the beer category in both countries.

Wine: The weakness of the higher priced wine segment in the US was the biggest contributor to the 5% overall decline in wine as the US accounts for over half of Diageo's total wine net sales. In contrast wine performed strongly in Great Britain and net sales grew 6%.

Ready to drink: The 2008 excise duty increase on ready to drink products in Australia drove much of the weakness in performance.  While in International the segment continued to grow strongly, the planned de-stock of ready to drink brands in the US, together with weakness in the segment there and in Europe, contributed to the overall decline.

Exchange rate movements for year ending 30 June 2010

For the year ending 30 June 2010 at current exchange rates (US$/£1.65, €/£1.15) foreign exchange movements (excluding the exchange impacts of IAS 21 and IAS 39) are estimated to increase operating profit by £80 million and decrease the interest charge by £10 million.

Taxation

For the year ended 30 June 2009 the reported tax rate was 14.5%.  The underlying tax rate was 22.2%.  In the year ending 30 June 2010 the underlying tax rate is expected to remain at approximately 22% and the cash tax rate is expected to improve to 20%.

Corporate

Diageo undertakes the majority of its currency transaction hedging centrally and therefore £86 million of negative year on year transaction impact was taken to corporate. In addition there was a negative year on year translation impact of £8 million in corporate. The regions are reported using forecast transaction exchange rates with the difference between forecast and achieved rates being included in corporate. This amounted to a benefit of £38 million in the year. There was a £12 million reduction in underlying corporate net costs.

Post employment liabilities

The deficit before taxation in respect of post employment plans increased by £975 million from £408 million at 30 June 2008 to £1,383 million at 30 June 2009. In the year ended 30 June 2009, finance income under IAS 19 in respect of post employment plans was £2 million.  In the year ending 30 June 2010, the finance charge under IAS 19 is expected to be £48 million. Since the last actuarial valuation Diageo has made three annual cash payments of £50 million to an escrow account in respect of the deficit on the UK scheme.  The transfer of the balance on the escrow account to the UK pension scheme will reduce the deficit. The company will now hold discussions with the Pension Funds’ trustees as to future funding plans, however, annual cash contributions are not expected to increase significantly.

Management reports

The Annual Report for the year ended 30 June 2009, which will be published on 15 September 2009, will comprise the Annual Financial Report which Diageo is required to publish under the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority for the financial year which began on 1 July 2008.  Diageo will issue the first interim management statement for the year ending 30 June 2010 at the time of the AGM on 14 October 2009.

BUSINESS REVIEW
For the year ended 30 June 2009

OPERATING REVIEW – analysis by business area

North America

Summary:

•	Despite the difficult economic environment, North America delivered net sales growth.
•
Total spirits volume grew 1% with 3 percentage points of price/mix. Smirnoff vodka, Captain Morgan and Jose Cuervo positioned in the more resilient premium segment contributed most to net sales growth.

•
Vodka remained the largest and most resilient of the major categories in the United States. Diageo out-performed the category as a whole, growing net sales 16% led by Smirnoff in the premium segment and Cîroc and Ketel One at higher price points.

•	Stock levels of beer and malt based ready to drink brands were reduced adversely impacting mix.
•	Stock levels of spirits have reduced across the supply chain.
•	Innovation launches contributed significantly to overall performance as the focus on premium spirits line extensions and pre-mixed cocktails capitalised on consumer shifts.
•	Ketel One vodka performed ahead of expectations.
•	Marketing spend decreased as a result of media efficiencies and a refocus away from beer and ready to drink, however Diageo’s share of voice in spirits improved.
•	Net sales growth of 7% in Canada was led by strong performances of Captain Morgan rum of 19% and Smirnoff vodka of 10%.

Key measures:	2009	2008	Organic movement	Reported movement
	£ million	£ million	%	%

Volume			-	4
Net sales	3,290	2,523	1	30
Marketing spend	429	366	(9)	17
Operating profit before exceptional items	1,156	907	-	27

Reported performance:

Net sales increased by £767 million in the year ended 30 June 2009 to £3,290 million, from £2,523 million in the prior year. Reported operating profit before exceptional items increased by £249 million in the year ended 30 June 2009 to £1,156 million, from £907 million in the prior year.

Organic performance:

The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $2.01 in the year ended 30 June 2008 to £1 = $1.60 in the year ended 30 June 2009.  Exchange rate impacts increased net sales by £602 million, acquisitions increased net sales by £142 million and there was an organic increase in net sales of £23 million. Exchange rate impacts increased operating profit by £206 million, acquisitions increased operating profit by £45 million and there was an organic decrease in operating profit of £2 million.

Brand performance:	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%

Global priority brands	(2)	(2)	(2)	22
Local priority brands*	1	-	19	47
Category brands*	6	11	6	36
Total	-	1	4	30

Key spirits brands:**
Smirnoff	1	6	1	30
Johnnie Walker	(6)	(8)	(6)	14
Captain Morgan	3	7	3	32
Baileys	(5)	(5)	(5)	16
Jose Cuervo	3	4	3	30
Tanqueray	(12)	(12)	(12)	10
Crown Royal	(1)	(1)	(1)	23

Guinness	(11)	(6)	(11)	15

Ready to drink	(10)	(8)	(10)	14

*	Brand additions in the year ended 30 June 2008 Ketel One vodka and Rosenblum Cellars wine are included in local priority brands while Zacapa rum is included in category brands.
**	Spirits brands excluding ready to drink.

Despite the economic climate, the total beverage alcohol market in North America grew in both volume and value. Within spirits, there has been a trend for consumers to trade out of the super and ultra premium segments and down to lower price segments; however the premium segment, where Diageo is most represented, has proved the most resilient and has gained share of the overall spirits category. As consumer demand slowed stock levels reduced in aggregate across the whole supply chain. Spirits stocks with distributors at the end of June 2009 were higher when compared to June 2008, although there has been a significant reduction in absolute levels since December.  Stock levels held by retailers are down year on year. The planned beer and ready to drink stock reduction was completed successfully resulting in net sales declines of 6% in beer and 8% in ready to drink. The slowdown of the wine category, especially at price points above $25 per bottle has led to a decline in Diageo wine net sales of 7%. Overall price/mix of 1 percentage point was achieved by strong price increases in the first half on premium brands partially offset by negative mix driven by volume declines in the higher net sales per case scotch category and ready to drink segment.

Smirnoff vodka grew as a result of higher marketing spend and price increases on Smirnoff Red. Marketing spend increased 2% behind core growth drivers reinforcing the quality message combined with investment behind innovation launches on the Smirnoff Flavours range.

Johnnie Walker was impacted by the economic climate that led to the total scotch category declining 3% in value with weaker performance in the deluxe segment. Johnnie Walker Red Label net sales declined 2% and Black Label declined 7% but both gained share of their segments while maintaining price premiums. In the super deluxe segment, Johnnie Walker Blue Label experienced double digit declines and marketing spend was re-directed towards Johnnie Walker Black Label. Investment behind the ‘Strides’ marketing campaign and driving loyalty through relationship marketing have led to strong improvements across key brand equity measures.

Captain Morgan had a strong year, delivering volume and net sales growth and share gains. Four percentage points of positive price/mix was delivered through price increases on Original Spiced Rum and the launch of the higher priced Captain Morgan 100. Increased marketing spend behind the ‘Got a little Captain in you’ television campaign led to share gains in the rum category and improved brand equity scores.

The liqueur category has been among the hardest hit in the current economic environment and Baileys net sales declined but share was maintained. The decline of Original Irish Cream was partially offset by the successful launch of Baileys with a hint of Coffee.

Jose Cuervo grew volume 3% and net sales 4%. Share gains on Jose Cuervo Gold driven by an increase in distribution points and the launch of Jose Cuervo Silver more than offset weakness in the on-trade.

Tanqueray net sales declined 12% in line with volumes as price increases on the core London Dry variant were offset by faster declines on the higher priced variants Tanqueray No.10 and Rangpur. Marketing investment was reduced as spend was re-directed to fund proven growth drivers on other brands.

Crown Royal volume and net sales declined 1%. Positive net sales growth on the core variant was more than offset by the poor economic conditions impacting the higher priced Reserve and Cask 16 variants. Crown Royal in Canada under-performed the United States, as price increases were not followed by the competition leading to price gaps at retail that impacted volume.

Guinness net sales declined 6% as a result of three factors: the planned stock reduction, consumers trading out of the higher priced imported beer segment and into domestic beer, and overall weakness in the on-trade which particularly impacted keg volume. Price increases on both keg and packaged Guinness contributed 5 percentage points of price/mix.

Local priority brands grew volume 1% and held net sales flat driven by the organic contribution of Ketel One vodka and sales of Seagram’s 7. This was offset by the decline in US wines, in particular on Chalone wines, as consumers traded down from higher price points. To offset this, Diageo wines increased promotional activity in the second half and launched a number of new products at price-points of $10 and below.

Category brand volume grew 6% and net sales grew 11% reflecting the opportunities presented by Diageo’s broad brand range. Cîroc vodka continued its strong growth trajectory, as a result of the combination of Diageo, Sean Combs and the brand itself, and grew volume 137% and net sales 159%. At the other end of the pricing spectrum and capitalising on the consumer shift towards value brands were Gordon’s gin with net sales up 9%, Gordon’s vodka up 11% and Popov vodka up 14%.

Ready to drink net sales declined 8% as a result of segment decline and the planned stock reduction. Diageo continued to innovate in this segment with the launch of several new Smirnoff Ice flavours and a range of ready to serve Smirnoff Cocktails, reflecting the trend for increased at-home consumption.

Marketing spend for the year decreased 9% due to a reduction of investment behind those brands and segments most impacted by the current economic climate and media rate deflation. While investment behind ready to drink, beer and Tanqueray decreased, proven growth drivers elsewhere in the brand range were fully supported, in particular on Captain Morgan, Cîroc vodka and innovation launches. Overall, Diageo’s share of voice of total spirits advertising spend increased 4 percentage points.

Canada has also been affected by the global economic slowdown but it has not experienced contractions on the scale of the United States. Price increases on core spirits together with increased marketing spend behind Smirnoff and Captain Morgan delivered 7% net sales growth.

Gross margin was adversely affected by input cost increases, the negative mix effect of consumers trading down within brands and the volume decline of higher gross margin segments and categories such as ready to drink, scotch and liqueurs.  Price increases on core variants taken in the first half plus reductions in overall marketing spend combined to deliver constant operating profit for the year.

Europe

Summary:

•	The region was severely impacted by the economic downturn, with conditions in Spain and Ireland deteriorating significantly.
•	Great Britain out-performed a declining total beverage alcohol market, growing net sales despite the difficult trading environment.
•
Russia net sales grew 1% following a strong first half although the worsening economic conditions in the second half led to consumers trading down, driving negative mix. In response to this trend, smaller bottle sizes at lower price points were introduced.

•
In a declining beer category, Guinness performed well with flat net sales across the region and grew share in the on-trade in Great Britain and Ireland supported by the 250th Anniversary and ‘Alive Inside’ campaigns.

Key measures:	2009	2008	Organic movement	Reported movement
	£ million	£ million	%	%

Volume			(6)	(6)
Net sales	2,750	2,630	(5)	5
Marketing spend	419	438	(14)	(4)
Operating profit before exceptional items	856	798	(1)	7

Reported performance:

Net sales increased by £120 million in the year ended 30 June 2009 to £2,750 million, from £2,630 million in the prior year. Reported operating profit before exceptional items increased by £58 million in the year ended 30 June 2009 to £856 million, from £798 million in the prior year.

Organic performance:

The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.36 in the year ended 30 June 2008 to £1 = €1.17 in the year ended 30 June 2009. Exchange rate impacts increased net sales by £260 million, acquisitions increased net sales by £6 million and there was an organic decrease in net sales of £146 million. Exchange rate impacts increased operating profit by £66 million, acquisitions decreased operating profit by £2 million and there was an organic decrease in operating profit of £6 million.

Brand performance:	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%

Global priority brands	(8)	(6)	(8)	4
Local priority brands	(6)	(6)	(6)	4
Category brands*	(1)	(2)	(1)	8
Total	(6)	(5)	(6)	5

Key spirits brands:**
Smirnoff	(8)	(6)	(8)	-
Johnnie Walker	(5)	(4)	(5)	7
Baileys	(9)	(10)	(9)	-
JεB	(13)	(13)	(13)	-

Guinness	(6)	-	(6)	8

Ready to drink	(17)	(11)	(17)	(2)

*	Brand additions in the year ended 30 June 2008 Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.
**	Spirits brands excluding ready to drink.

In Great Britain net sales were up 2% driven by strong spirits and wine performance and Diageo gained share of beer in the on-trade and of spirits and wine in the off-trade. Bell’s and Baileys performed strongly with both brands gaining share in the on-trade and off-trade following a robust Christmas. Smirnoff vodka net sales declined 3% as the brand came under increased pressure from heavily promoted competitor brands.

The performance in Ireland was impacted by the continued decline of the total beverage alcohol market where volume declined by 4% and value by 3%. Against this, Guinness net sales were flat as Diageo maintained investment behind the brand with the 250th Anniversary and the ‘Alive inside’ campaigns. For the second consecutive year Guinness grew share in the key Republic of Ireland and Northern Ireland on-trade channels.

In Spain volume was down 21% and net sales were down 20% in line with market trends following the steep decline in the economy from mid-November onwards. Rising unemployment, lower consumer confidence and spending power reduced demand across consumer categories and led to a shift from on-trade to off-trade impacting spirits consumption. Significant de-stocking occurred as limited credit availability in the market led to some wholesalers being unable to fund their stock.

In Russia volume was up 2% and net sales were up 1% following a strong first half performance. Johnnie Walker remained the key brand and accounted for almost 50% of net sales. Price/mix was down 1 percentage point as consumers traded down from deluxe to standard scotch and both Johnnie Walker Red Label and White Horse grew share. In many markets in Eastern Europe Diageo’s key brands gained share.

Smirnoff vodka net sales were down 6% with declines in Great Britain and Spain partially offset by net sales growth in Continental Europe. Smirnoff continued to be the number one premium spirit in Great Britain and grew share in Ireland.

Johnnie Walker net sales decreased by 4% mainly driven by the performance in Spain and Russia.  The brand continued to perform well in Greece where Johnnie Walker Black Label grew net sales by 14% following the successful launch of the anniversary pack supported by the ‘Strides’ and ‘Crossroads’ campaigns. The brand benefited from price increases in all markets leading to positive price/mix in the region.

Baileys net sales were down 10%. The overall decline of the brand was mainly due to performance in Iberia, where net sales declined in line with the category. In Great Britain both Baileys Original and the Baileys Flavours variants grew volume and net sales with positive price/mix following the successful launch of Baileys Coffee.

JεB volume and net sales were down 13%, principally due to performance in Iberia where the economic environment has driven a significant decline in consumption and customer stock levels.

In Great Britain Guinness has now delivered 30 consecutive months of volume share growth in the on-trade and therefore despite the difficult on-trade beer segment, net sales of Guinness declined only 1%. In the second half net sales were flat, while the beer market continued to decline driven by the switch from on-trade to off-trade and the increase in beer duty. This share gain was driven by the execution of a new strategy to focus on less frequent purchasers, investment behind the 250th Anniversary and the ‘17:59’ and ‘Alive inside’ campaigns. In Ireland net sales were also flat and Guinness grew share in key on-trade channels.

Local priority brand net sales were down 6% driven by Cacique and Cardhu in Iberia and the agency beer brands in Ireland partially offset by Harp, which benefited from the continued rollout of Harp Ice Cold.  Bell’s had good net sales and volume growth in Great Britain, driven by the launch of Bell’s Original supported by a marketing programme called ‘The Spirit of Arthur Bell’ which included television, newspaper and direct mail advertising.

Category brand volume was down 1% and net sales were down 2% with declines in most markets offset by growth in Blossom Hill in Great Britain and growth of White Horse scotch in Russia.

Ready to drink volume was down 17% as the segment continued to decline.  Smirnoff Ice volume was down 20% in Great Britain although the brand grew share in the on-trade.

Marketing spend was down 14% across the region particularly driven by Spain and Ireland, countries where the economic conditions were harder and the beverage alcohol consumption declined more significantly.

International

Summary:

•	Volume growth in Africa and price increases in both Africa and Latin America drove net sales growth of 7%.
•	Volume and net sales growth in Venezuela, Mexico and Brazil, the three largest markets in Latin America offset declines in the duty free channel in Latin America and in the Caribbean.
•	Strong growth in beer with volume up 5% and net sales up 17%.
•	Pressure on the Global Travel business due to declining passenger numbers and customer de-stocking.
•
Marketing spend efficiencies in Latin America and the transition of spend on ready to drink, cider and beer brands into the new South Africa joint venture offset increases on beer and ready to drink elsewhere in Africa.

Key measures:	2009	2008	Organic movement	Reported movement
	£ million	£ million	%	%

Volume			(4)	(4)
Net sales	2,286	1,971	7	16
Marketing spend	256	244	(3)	5
Operating profit before exceptional items	645	593	10	9

Reported performance:

Net sales increased by £315 million in the year ended 30 June 2009 to £2,286 million, from £1,971 million in the prior year.  Reported operating profit before exceptional items increased by £52 million in the year ended 30 June 2009 to £645 million, from £593 million in the prior year.

Organic performance:

Exchange rate impacts increased net sales by £156 million, acquisitions increased net sales by £2 million and there was an organic increase in net sales of £157 million. Exchange rate impacts decreased operating profit by £5 million and there was an organic increase in operating profit of £57 million.

Brand performance:	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%

Global priority brands	(5)	5	(5)	12
Local priority brands	-	9	-	20
Category brands*	(5)	11	(5)	20
Total	(4)	7	(4)	16

Key spirits brands:**
Smirnoff	-	9	-	17
Johnnie Walker	(12)	(3)	(12)	2
Baileys	(16)	(11)	(16)	(5)
Buchanan’s	(15)	2	(15)	18

Guinness	2	15	2	28

Ready to drink	6	13	6	23

*	Brand additions in the year ended 30 June 2008 Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.
**	Spirits brands excluding ready to drink.

Continued strong performance in Africa and net sales growth in Latin America drove International performance as Global Travel was impacted by the global economic weakness.

In International 70% of scotch net sales are in Latin America where significant price increases were taken in the first half to offset the impact of major devaluations of local currencies. The strengthening of the US dollar particularly impacted the US dollar priced duty free business in the region. In the second half a number of these currencies have strengthened easing volume pressure, and prices have been moderated in line with the currency movement. In Venezuela, Mexico and Brazil volume and net sales grew with strong performances of Buchanan’s, Johnnie Walker and Smirnoff ready to drink.

Similarly Africa accounts for 90% of beer net sales in the region and performed strongly driven by Guinness, local beer brands and a strong innovation pipeline.  Although growth slowed in the second half of the year as the region started to be impacted by the global economic downturn, volume was up 2% and net sales grew 16%.

Global Travel continued to be impacted as global economic weakness led to a decline in passenger numbers and de-stocking in travel retail.  Lower volume in the super deluxe segment led to negative mix.  In the Middle East, volume grew 3% and net sales grew 6% primarily from the growth in standard scotch.

Smirnoff vodka volume was flat and net sales were up 9%. Volume performance was driven by growth in Brazil and South Africa offset by declines in the Global Travel and Middle East business and the Caribbean. Net sales growth was driven by price increases in Brazil and South Africa.

Johnnie Walker volume declined by 12% and net sales by 3%. Johnnie Walker Red Label grew net sales following strong growth in Mexico while Johnnie Walker Black Label net sales were flat. Super deluxe variants net sales declined as growth in Latin America, Africa and the Middle East was offset by declines in Global Travel.

Baileys net sales declined 11% as growth in Venezuela and Africa was offset by the slowdown in the duty free channel.

Buchanan’s net sales grew by 2% with strong volume and net sales growth in Venezuela, the brand’s biggest market with net sales up 24% and in Mexico where net sales were up 28%. Volume and net sales saw declines in the duty free channel in Latin America as a result of de-stocking and credit and currency issues impacted performance.

Guinness volume was up 2% and net sales grew 15% driven by the continued performance of the brand in Africa where volume was up 4% and net sales up 18%. Strong double-digit net sales growth was achieved in Nigeria, Ghana and East Africa supported by on-trade promotion around English Premier League football.

Local priority brands net sales grew 9% with consistent performance across many markets. There was 7% volume and 15% net sales growth in Africa, notably from Malta Guinness in Nigeria, Pilsner and Tusker in East Africa and Bell’s in South Africa. Price increases across the region offset the impact of the volume decline on scotch in Latin America.

Category brand net sales were up 11% primarily as a result of Harp in Nigeria, Cacique in Venezuela, Senator in East Africa and Star in Ghana.

Ready to drink volume increased by 6% and net sales grew 13% on price increases on Smirnoff ready to drink brands in most markets and volume gains in Latin America, especially Brazil, and in Nigeria. Volume growth in Brazil, Nigeria and Cameroon offset a volume decrease in South Africa where the ready to drink segment declined compared to the prior year.

In a tough trading environment East Africa grew net sales 6%. Excise duty increases on non-malted beer led to declining volumes of Allsopps and Citizen though overall beer volumes were up driven by Guinness, Tusker and Senator. Further excise duty increases negatively impacted the spirits category with total spirits net sales declining 8%.

Nigeria had a strong performance with volume up 22% and net sales up 30% driven by Guinness, Malta Guinness and Harp which all took price increases in the period. Smirnoff Ice performed well with volume up over 50% while Malta Guinness continued to benefit from the bottle relaunch in 2008.

South Africa’s global and local priority brands grew whilst category brands declined as a result of the focus on driving value in scotch. Smirnoff vodka drove global priority brand growth while growth in local priority brands was driven by Bell’s, which grew share and maintained its position as the number one scotch in South Africa.

Ghana faced a challenging year as a result of the economic environment and water shortages in the first half which led to constrained production and a full year volume decline of 6%. Strong pricing led to net sales growth of 24% as price increases were taken to cover off the increase in cost of goods arising as a result of the devaluation of the Cedi.

Cameroon performed well with volume up 17% and net sales up 19%. Volume performance was driven by Guinness, Saltzenbrau and the successful launch of Smirnoff Ice in November. Net sales grew two percentage points ahead of volume as price increases on Guinness offset the small price decrease on Malta Quench, which brought it in line with competitor brands.

In Mexico strong volume and net sales growth of Johnnie Walker and Buchanan’s drove overall scotch net sales up 38% and maintained Diageo’s leadership position in the scotch category.

In Paraguay, Uruguay and Brazil volume declines in scotch were partially offset by growth in Smirnoff vodka while net sales grew as price increases, particularly on scotch brands were made in the individual markets. Positive channel mix with stronger volumes from the higher value Brazil domestic channel helped to grow the top line.

Strong performance of deluxe and super deluxe scotch along with Cacique growth ahead of the rum category drove volume and net sales growth in Venezuela. Johnnie Walker, Buchanan’s and Old Parr all grew net sales by double digits as price increases were put through in line with Diageo’s scotch strategy.

Marketing spend in the region declined by 3% as increased spend in Nigeria and Cameroon was offset by efficiencies in Latin America and the transfer of ready to drink, cider and beer brand spend to the new South African joint venture.

Asia Pacific

Summary:

•	Net sales declines were primarily driven by the impact of the excise duty increase on ready to drink products in Australia.
•	Declining consumer confidence and supply chain inventory reductions have impacted performance particularly in China and South East Asia.
•	Top and bottom line growth in Korea and share gains for Windsor following the return to in-market company distribution.
•
Price/mix benefit of 7 percentage points came from the return to in-market distribution in Korea and strong price increases on scotch brands offset by negative product mix from lower volume in the higher net sales per case ready to drink segment.

•	Marketing spend decreased 5% although investment behind spirits grew 7% reflecting the importance of this category to future growth of the region.

Key measures:	2009	2008	Organic movement	Reported movement
	£ million	£ million	%	%

Volume			(11)	(11)
Net sales	910	877	(4)	4
Marketing spend	208	191	(5)	9
Operating profit before exceptional items	164	170	-	(4)

Reported performance:

Net sales increased by £33 million in the year ended 30 June 2009 to £910 million, from £877 million in the prior year.  Reported operating profit before exceptional items decreased by £6 million in the year ended 30 June 2009 to £164 million, from £170 million in the prior year.

Organic performance:

Exchange rate impacts increased net sales by £74 million, acquisitions increased net sales by £1 million and there was an organic decrease in net sales of £42 million.  Exchange rate impacts decreased operating profit by £6 million and there was no organic movement in operating profit.

Brand performance:	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%

Global priority brands	(14)	(8)	(14)	2
Local priority brands	(1)	8	(1)	8
Category brands*	(10)	(8)	(10)	3
Total	(11)	(4)	(11)	4

Key spirits brands: **
Smirnoff	1	13	1	24
Johnnie Walker	(20)	(12)	(20)	(1)
Bundaberg rum	17	29	17	34
Windsor	3	22	3	17

Guinness	5	6	5	20

Ready to drink	(26)	(22)	(26)	(17)

*	Brand additions in the year ended 30 June 2008 Ketel One vodka, Rosenblum Cellars wine and Zacapa rum are included in category brands.
**	Spirits brands excluding ready to drink.

Smirnoff vodka grew volume 1% and net sales 13% in the region led by a strong performance from Australia, which grew volume 12% and net sales 38%. Strong price/mix was delivered by price increases taken in the first half combined with positive mix from the strong volume growth of the higher priced Smirnoff Black variant due to the successful ‘Bond’ activation.

Johnnie Walker performance across the region was heavily impacted by the economic slowdown, which impacted consumer confidence and led to weakness in the on-trade and supply chain inventory reductions in key markets. Within the variants, Johnnie Walker Red Label performed well in the standard segment with net sales down 6% and grew share in its largest markets of Thailand and Australia. Johnnie Walker Black Label and super deluxe were down 13% as they were disproportionately affected by the weakness of the traditional on-trade in key markets such as China and South East Asia. The successful launch of Johnnie Walker Gold Label Reserve across the region provided a new premium offering for the brand and partially mitigated declines in the super deluxe segment.

Bundaberg rum in Australia benefited from consumers trading out of the ready to drink segment but remaining loyal to the brand, and delivered 17% volume growth. Price increases implemented in the first half taken together with the successful launch of the premium priced Bundaberg Red combined to deliver 12 percentage points of price/mix and share gains.

Windsor continued to grow share in its largest market of Korea, more than offsetting the scotch category decline and also benefited from the return of in-market distribution to deliver net sales growth of 23% in Korea. Price increases on the main 12 and 17 year-old variants plus the introduction of a new bottle design led to Windsor ending the year as the clear number one scotch brand in Korea having gained 5 percentage points of share.

Guinness grew net sales 6% as the brand proved resilient in the turbulent economic environment, growing 11% in its largest market of South East Asia.

Australia remained the key market for Diageo’s ready to drink brands in Asia Pacific.  A 70% duty increase on spirit-based ready to drink brands imposed by the Australian government in April 2008 resulted in a decrease of 27% in volume and 23% in net sales in Australia this year. The impact of this duty increase was less severe in the final quarter as sales began to lap higher prices from the last fiscal year.

Local priority brands, mainly comprised of Windsor in Korea and Bundaberg in Australia, grew net sales 8%.

Category brands net sales declined 8% primarily as a result of volume decline in value scotch brands such as Haig in India and Spey Royal in Thailand in line with Diageo’s scotch value strategy.

In Australia net sales declined 10% as the weakness in the ready to drink segment was partially offset by a 13% net sales increase on spirits.  This was driven by share gains on Bundaberg and Johnnie Walker and a successful innovation programme on the Bundaberg and Smirnoff trademarks.  Excluding ready to drink, Australia grew net sales 11%.

A full year of sales through the normal route to market in Korea had a positive effect on price/mix as volume was down 3% but net sales were up 16% reflecting higher net sales per case rates than in the comparable period. The two main brands in Korea, Windsor and Johnnie Walker, both grew volume and net sales, more than offsetting scotch category declines.

In China, low consumer confidence levels severely impacted consumption occasions as consumers reduced purchase frequency, especially in the traditional on-trade channel which accounts for almost half of the sales of international spirits in the market. In addition, trade de-stocking at the secondary and tertiary tiers reduced volumes to wholesalers in the South and East of the country where Johnnie Walker is strongest. Net sales of brands through the Diageo China organisation grew strongly albeit from a low base as they derived the majority of sales through the modern on-trade channel which has been less impacted by the financial crisis.

In India net sales declined 3%. Inappropriately high stock levels across many brands at 31 December 2008 were de-stocked in the second half. For the full year the volume decline in Smirnoff and Haig was only partially offset by growth in Johnnie Walker, Shark Tooth and VAT 69.

Taiwan grew net sales 7%. Price increases on Johnnie Walker and the continued success of The Singleton roll out combined to outperform the 11% volume decline in the scotch category.

Thailand saw net sales decline 3% but recorded share gains on Johnnie Walker Red and Black Labels, Benmore and Smirnoff.

Marketing spend declined 5% overall as a result of the reduction in spend behind ready to drink in Australia. However, investment behind spirits increased 7% reflecting the benefit of the transfer of advertising spend back to the in-market company in Korea and the importance of this category to future growth.

Corporate revenue and costs

Net sales decreased by £14 million in the year ended 30 June 2009 to £75 million, from £89 million in the prior year. Net operating costs before exceptional items increased by £44 million in the year ended 30 June 2009 to £208 million, from £164 million in the prior year.

Diageo undertakes the majority of its currency transaction hedging centrally and therefore £86 million of negative year on year transaction impact was taken to corporate. In addition there was a negative year on year translation impact of £8 million in corporate. The regions are reported using forecast transaction exchange rates with the difference between forecast and achieved rates being included in corporate. This amounted to a benefit of £38 million in the year. There was a £12 million reduction in underlying corporate net costs.

FINANCIAL REVIEW

Summary consolidated income statement

	Year ended 30 June 2009	Year ended 30 June 2008
	£ million	£ million

Sales	12,283	10,643
Excise duties	(2,972)	(2,553)
Net sales	9,311	8,090
Operating costs	(6,698)	(5,786)
Operating profit before exceptional items	2,613	2,304
Exceptional items	(170)	(78)
Operating profit	2,443	2,226
Sale of businesses	-	9
Net finance charges	(592)	(319)
Share of associates’ profits after tax	164	177
Profit before taxation	2,015	2,093
Taxation	(292)	(522)
Profit from continuing operations	1,723	1,571
Discontinued operations	2	26

Profit for the year	1,725	1,597

Attributable to:
Equity shareholders of the parent company	1,621	1,521
Minority interests	104	76
	1,725	1,597

Sales and net sales

On a reported basis, sales increased by £1,640 million from £10,643 million in the year ended 30 June 2008 to £12,283 million in the year ended 30 June 2009. On a reported basis net sales increased by £1,221 million from £8,090 million in the year ended 30 June 2008 to £9,311 million in the year ended 30 June 2009. Exchange rate movements increased reported sales by £1,362 million and reported net sales by £1,095 million. Acquisitions increased reported sales by £160 million and reported net sales by £151 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £912 million in the year ended 30 June 2009 due to an increase in cost of sales of £623 million, from £3,245 million to £3,868 million, an increase in marketing expenses of £73 million, from £1,239 million to £1,312 million, and an increase in other operating expenses of £216 million, from £1,302 million to £1,518 million. The impact of exchange rate movements increased total operating costs before exceptional items by £928 million.

Exceptional items

Exceptional costs totalling £170 million, being £166 million in respect of the global restructuring programme and £4 million in respect of the restructuring of Irish brewing operations are included within operating costs for the year ended 30 June 2009.  Exceptional costs of £78 million in respect of the restructuring of Irish brewing operations were included within operating costs in the year ended 30 June 2008.

Post employment plans

Post employment costs for the year ended 30 June 2009 were £63 million (2008 - £53 million) of which £65 million (2008 - £99 million) was included in operating costs and income of £2 million (2008 - £46 million) was included in net finance charges.  Exceptional pension curtailment gains were £32 million for the year ended 30 June 2009.

The deficit before taxation in respect of post employment plans increased by £975 million from £408 million at 30 June 2008 to £1,383 million at 30 June 2009. The increase in the deficit is primarily a result of a reduction in the value of the assets held by the plans, and a lower discount rate, partly offset by a lower inflation rate.

Operating profit

Reported operating profit for the year ended 30 June 2009 increased by £217 million to £2,443 million from £2,226 million in the prior year. Exchange rate movements increased operating profit for the year ended 30 June 2009 by £154 million. Excluding exceptional costs, operating profit for the year ended 30 June 2009 increased by £309 million to £2,613 million from £2,304 million in the prior year.  Exchange rate movements increased operating profit before exceptional items by £167 million.

Acquisitions

Brand additions made in the year ended 30 June 2008, principally Ketel One vodka, Rosenblum Cellars wine and the distribution rights for Zacapa rum, contributed £151 million to net sales and £43 million to operating profit in the year ended 30 June 2009 in addition to the organic element.

Sale of businesses

In the year ended 30 June 2008, a gain of £9 million arose from the sale of businesses.

Net finance charges

Net finance charges increased from £319 million in the year ended 30 June 2008 to £592 million in the year ended 30 June 2009.

The net interest charge for the year ended 30 June 2009 increased by £175 million to £516 million from £341 million in the prior year. This increase resulted principally from the increase in net borrowings in the year, adverse exchange rate movements of £64 million and an increase in the adverse impact of the revaluation to year end market rates of interest rate swaps under IAS 39 of £8 million.

The income statement interest cover was 5.4 times and cash interest cover was 7.3 times.

Net other finance charges for the year ended 30 June 2009 were £76 million (2008 - net other finance income of £22 million).  There was a reduction of £44 million in income in respect of the group’s post employment plans from £46 million in the year ended 30 June 2008 to £2 million in the year ended 30 June 2009.  Other finance charges also include £33 million (2008 - £5 million income) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity, £11 million (2008 - £6 million) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement, £21 million (2008 - £17 million) on unwinding of discounts on liabilities and £13 million (2008 – £6 million) in respect of other finance charges.

Associates

The group’s share of associates’ profits after interest and tax was £164 million for the year ended 30 June 2009 compared to £177 million in the prior year.  Diageo’s 34% equity interest in Moët Hennessy contributed £151 million (2008 - £161 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation decreased by £78 million from £2,093 million to £2,015 million in the year ended 30 June 2009.

Taxation

The reported tax rate for the year ended 30 June 2009 is 14.5% compared with 24.9% for the year ended 30 June 2008. Factors that reduced the reported tax rate in the year included settlements agreed with tax authorities that gave rise to changes in the value of deferred tax assets and tax provisions. The underlying tax rate for continuing operations for the year ended 30 June 2009 was 22.2% compared with 24.5% for the year ended 30 June 2008.  The underlying tax rate for the year ending 30 June 2010 is expected to be 22%.

Discontinued operations

In connection with the past disposal of the Pillsbury business, Diageo guaranteed debt of a third party until November 2009 and profit after tax from discontinued operations in the year ended 30 June 2009 of £2 million (2008 - £2 million) represents a provision release in respect of this.  In the year ended 30 June 2008 there was a £24 million tax credit relating to the disposal of the Pillsbury business.

Exchange rate movements

Exchange rate movements are calculated by retranslating the prior year results as if they had been generated at the current year exchange rates and are excluded from organic growth.

The estimated effect of exchange rate movements on the results for the year ended 30 June 2009 was as follows:

Gains/(losses) £ million
Operating profit before exceptional items
Translation impact	274
Transaction impact	(107)
167
Translation impact – operating exceptional items	(13)
Total operating profit impact	154
Associates
Translation impact	30
Interest and other finance charges
Net finance charges – translation impact	(66)
Exchange – in respect of IAS 21 and IAS 39	(43)
Mark to market impact of IAS 39 on interest expense	(8)
Total exchange effect on profit before taxation	67

	Year ended 30 June 2009	Year ended 30 June 2008
Exchange rates
Translation US$/£ rate	1.60	2.01
Transaction US$/£ rate	2.29	1.90
Translation €/£ rate	1.17	1.36
Transaction €/£ rate	1.40	1.39

Outlook for the impact of exchange rate movements:

For the year ending 30 June 2010 at current exchange rates (US$/£1.65, €/£1.15) foreign exchange movements (excluding the exchange impacts of IAS 21 and IAS 39) are estimated to increase operating profit by £80 million and decrease the interest charge by £10 million.

Dividend

The directors recommend a final dividend of 22.20 pence per share, an increase of 5% on last year’s final dividend. The full dividend would therefore be 36.10 pence per share, an increase of 5.1% from the year ended 30 June 2008. Subject to approval by shareholders, the final dividend will be paid on 19 October 2009 to shareholders on the register on 11 September 2009. Payment to US ADR holders will be made on 23 October 2009. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 28 September 2009.

Cash flow	Year ended 30 June 2009	Year ended 30 June 2008
	£ million	£ million

Cash generated from operations before exceptional costs	2,679	2,305
Exceptional restructuring costs paid	(53)	-
Cash generated from operations	2,626	2,305
Interest paid (net)	(415)	(320)
Dividends paid to equity minority interests	(98)	(56)
Taxation	(522)	(369)
Net capital expenditure	(313)	(262)
Net (purchase)/sale of other investments	(24)	4
Payment into escrow in respect of UK pension fund	(50)	(50)
Free cash flow	1,204	1,252

Free cash flow decreased by £48 million to £1,204 million in the year ended 30 June 2009. Cash generated from operations increased from £2,305 million to £2,626 million principally as a result of increased operating profit.  Cash paid in respect of restructuring was £53 million. Working capital increased by £282 million principally in respect of increased maturing stock levels.  Taxation paid increased by £153 million primarily as a result of settlements agreed with tax authorities. Net capital expenditure on property, plant and equipment increased £51 million to £313 million in the period, being decreased capital expenditure of £1 million and lower disposal proceeds of £52 million.

Balance sheet

At 30 June 2009, total equity was £3,936 million compared with £4,175 million at 30 June 2008.  This decrease was mainly due to the increase in the pension deficit of £975 million, the dividend paid out of shareholders’ equity of £870 million and the shares repurchased for cancellation of £354 million partly offset by profit for the period of £1,725 million.

Net borrowings were £7,419 million at 30 June 2009, an increase of £972 million from net borrowings at 30 June 2008 of £6,447 million. The principal components of this increase were: £354 million (2008 - £1,008 million) including costs, to repurchase 38.0 million shares as part of the share buyback programme (2008 – 96.7 million shares); £38 million net repurchase of own shares for share schemes (2008 - £78 million); £102 million in respect of acquisitions (2008 – £575 million), principally the purchase of the remaining minority interest in the Russian joint venture and an increase in the shareholding in Sichuan Quanxing Group; adverse exchange rate movements of £784 million (2008 - £372 million) and £870 million equity dividend paid (2008 - £857 million).  This was partly offset by free cash flow of £1,204 million (2008 - £1,252 million).

The share buyback programme has not been activated since December 2008 and it is not envisaged that the buyback programme will be reopened in current market conditions.   Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating.  Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals and which could have an impact on its rating.

Economic profit

Economic profit increased by £86 million from £739 million in the year ended 30 June 2008 to £825 million in the year ended 30 June 2009.  See page 39 for the calculation and definition of economic profit.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Year ended 30 June 2009		Year ended 30 June 2008
	Notes	£ million		£ million

Sales	2	12,283		10,643
Excise duties		(2,972)		(2,553)
Net sales		9,311		8,090
Cost of sales		(3,883)		(3,245)
Gross profit		5,428		4,845
Marketing expenses		(1,312)		(1,239)
Other operating expenses		(1,673)		(1,380)
Operating profit	2/3	2,443		2,226
Sale of businesses	3	-		9
Net interest payable	4	(516)		(341)
Net other finance (charges)/income	4	(76)		22
Share of associates' profits after tax		164		177
Profit before taxation		2,015		2,093
Taxation	5	(292)		(522)
Profit from continuing operations		1,723		1,571
Discontinued operations	6	2		26
Profit for the year		1,725		1,597

Attributable to:
Equity shareholders of the parent company		1,621		1,521
Minority interests		104		76
		1,725		1,597

Pence per share
Basic earnings		65.2	p	59.3	p
Diluted earnings		65.0	p	58.9	p
Average shares		2,485	m	2,566	m

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF
RECOGNISED INCOME AND EXPENSE

	Year ended 30 June 2009	Year ended 30 June 2008
	£ million	£ million

Exchange differences on translation of foreign operations excluding borrowings	931	336
Exchange differences on borrowings and derivative net investment hedges	(773)	(366)
Effective portion of changes in fair value of cash flow hedges
- gains taken to equity	90	26
- transferred to income statement	(71)	(69)
Net actuarial losses on post employment plans	(1,007)	(15)
Fair value movement on available for sale investments	4	-
Tax on items taken directly to equity	254	15
Net expense recognised directly in equity	(572)	(73)
Profit for the year	1,725	1,597
Total recognised income and expense for the year	1,153	1,524

Attributable to:
Equity shareholders of the parent company	957	1,445
Minority interests	196	79
	1,153	1,524

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2009		30 June 2008
	Notes	£ million	£ million	£ million	£ million

Non-current assets
Intangible assets		6,215		5,530
Property, plant and equipment		2,268		2,122
Biological assets		37		31
Investments in associates		2,045		1,809
Other investments		231		168
Other receivables		18		11
Other financial assets		364		111
Deferred tax assets		672		590
Post employment benefit assets		41		47
			11,891		10,419
Current assets
Inventories	7	3,162		2,739
Trade and other receivables		2,031		2,051
Other financial assets		98		104
Cash and cash equivalents	8	914		714
			6,205		5,608
Total assets			18,096		16,027
Current liabilities
Borrowings and bank overdrafts	8	(890)		(1,663)
Other financial liabilities		(220)		(126)
Trade and other payables		(2,173)		(2,143)
Corporate tax payable		(532)		(685)
Provisions		(172)		(72)
			(3,987)		(4,689)
Non-current liabilities
Borrowings	8	(7,685)		(5,545)
Other financial liabilities		(99)		(124)
Other payables		(30)		(34)
Provisions		(314)		(329)
Deferred tax liabilities		(621)		(676)
Post employment benefit liabilities		(1,424)		(455)
			(10,173)		(7,163)
Total liabilities			(14,160)		(11,852)
Net assets			3,936		4,175

Equity
Called up share capital		797		816
Share premium		1,342		1,342
Other reserves		3,282		3,163
Retained deficit		(2,200)		(1,823)
Equity attributable to equity shareholders of the parent company			3,221		3,498
Minority interests			715		677
Total equity	10		3,936		4,175

DIAGEO CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Year ended 30 June 2009		Year ended 30 June 2008
	£ million	£ million	£ million	£ million

Cash flows from operating activities
Profit for the year	1,725		1,597
Discontinued operations	(2)		(26)
Taxation	292		522
Share of associates’ profits after taxation	(164)		(177)
Net interest and net other finance charges	592		319
Gains on sale of businesses	-		(9)
Depreciation and amortisation	276		233
Movements in working capital	(282)		(282)
Dividend income	179		143
Other items	10		(15)
Cash generated from operations		2,626		2,305
Interest received		63		67
Interest paid		(478)		(387)
Dividends paid to minority interests		(98)		(56)
Taxation paid		(522)		(369)
Net cash from operating activities		1,591		1,560

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	14		66
Purchase of property, plant and equipment and computer software	(327)		(328)
Net (purchase)/disposal of other investments	(24)		4
Payment into escrow in respect of the UK pension fund	(50)		(50)
Disposal of businesses	1		4
Purchase of businesses	(102)		(575)
Net cash outflow from investing activities		(488)		(879)

Cash flows from financing activities
Proceeds from issue of share capital	-		1
Net purchase of own shares for share schemes	(38)		(78)
Own shares repurchased	(354)		(1,008)
Net increase in loans	256		1,094
Equity dividends paid	(870)		(857)
Net cash used in financing activities		(1,006)		(848)

Net increase/(decrease) in net cash and cash equivalents		97		(167)
Exchange differences		66		11
Net cash and cash equivalents at beginning of the year		683		839
Net cash and cash equivalents at end of the year		846		683

Net cash and cash equivalents consist of:
Cash and cash equivalents		914		714
Bank overdrafts		(68)		(31)
		846		683

NOTES

1.            Basis of preparation

The condensed consolidated financial information has been extracted from the consolidated financial statements of Diageo plc for the year ended 30 June 2009.  These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union. This consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2008 except as noted below. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB.

(a)           Adopted by the group The following accounting standards and interpretations, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

An amendment to IAS 23 – Borrowing costs requires that finance costs attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. The group has adopted this amendment for capital expenditure incurred on significant projects that commenced after 1 July 2007. In the year ended 30 June 2009, the amount of borrowing costs capitalised was £4 million and the interest rates used for projects financed in sterling and other currencies were 5.2% and 6.2%, respectively.

IFRIC 14 – IAS 19: The limit on a defined benefit asset, minimum funding requirements and their interaction provides additional guidance on assessing the amount of a defined benefit pension surplus that can be recognised as an asset, and as a consequence the amount of deferred tax on that surplus. The group has adopted IFRIC 14 as at 1 July 2008, with no material impact on the balance sheet of the group at 30 June 2009 and no impact on the income statement for the year then ended. No restatement of prior year financial information is necessary as the amounts involved are immaterial.

IFRIC 12 – Service concession arrangements, IFRIC 13 – Customer loyalty programmes and IFRIC 16 – Hedges of a net investment in a foreign operation have also been adopted by the group with no significant impact on its consolidated results or financial position.

(b)           Not adopted by the group The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group. The group does not currently believe the adoption of these standards or interpretations would have a material impact on the consolidated results or financial position of the group unless stated otherwise below:
IAS 1 (Revised) – Presentation of financial statements (effective for annual periods beginning on or after 1 January 2009, endorsed by the EU in December 2008)

IAS 27 (Revised) – Consolidated and separate financial statements (effective for annual periods beginning on or after 1 July 2009, endorsed by the EU in June 2009)

Improvements to International Financial Reporting Standards 2008 (effective for annual periods beginning on or after 1 January 2009, endorsed by the EU in January 2009) include an amendment to IAS 38 – Intangible assets which clarifies the accounting for advertising expenditure. The group will be required to charge advertising expenditure to the income statement when it has a right of access to the goods or services acquired, as opposed to charging such costs to the income statement when the advertisement is first shown to the public. It is expected that application of the amendment will result in a minor restatement of prior year information.

Amendments to IAS 39 and IFRIC 9 – Embedded derivatives (effective for annual periods beginning on or after 30 June 2009, not yet endorsed by the EU)

Amendment to IAS 39 – Eligible hedged items (effective for annual periods beginning on or after 1 July 2009, not yet endorsed by the EU)

Amendment to IFRS 2 – Share-based payment: vesting conditions and cancellations (effective for annual periods beginning on or after 1 January 2009, endorsed by the EU in December 2008)

Amendment to IFRS 2 – Group cash-settled share-based payment transactions (effective for annual periods beginning on or after 1 January 2010, not yet endorsed by the EU)

IFRS 3 (Revised) – Business combinations (effective for annual periods beginning on or after 1 July 2009, endorsed by the EU in June 2009) continues to apply the acquisition method to business combinations but with some significant changes, particularly in respect of the measurement of contingent payments, the calculation of goodwill and the treatment of transaction costs.

Amendments to IFRS 7 – Improving disclosures about financial instruments (effective for annual periods beginning on or after 1 January 2009, not yet endorsed by the EU) requires enhanced disclosures about fair value measurements of financial instruments by using a three-level fair value hierarchy that prioritises the inputs to valuation techniques used in fair value calculations.  The amended standard also requires improved disclosures relating to liquidity risk.

IFRS 8 – Operating segments (effective for annual periods beginning on or after 1 January 2009, endorsed by the EU in November 2007) contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14 – Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

Improvements to International Financial Reporting Standards 2009 (effective for annual periods beginning on or after 1 July 2009, not yet endorsed by the EU)

The information in this preliminary announcement does not constitute the statutory accounts of the group within the meaning of Section 434 of the Companies Act 2006. The statutory accounts of Diageo plc for the year ended 30 June 2008 have been delivered to the registrar of companies. KPMG Audit Plc has reported on those accounts and on the statutory accounts for the year ended 30 June 2009. Both audit reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237 (2) or (3) of the Companies Act 1985 in respect of the accounts for the year ended 30 June 2008 nor a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the year ended 30 June 2009.

2.	Business and geographical analyses

Business analysis is presented under the categories of North America, Europe, International, Asia Pacific and Corporate, reflecting the group’s management and internal reporting structure.

Business analysis:
	Year ended 30 June 2009		Year ended 30 June 2008
	Sales	Operating profit/(loss)	Sales	Operating profit/(loss)
	£ million	£ million	£ million	£ million

North America	3,858	1,131	2,965	907
Europe	4,279	790	4,046	720
International	2,803	623	2,376	593
Asia Pacific	1,268	128	1,168	170
	12,208	2,672	10,555	2,390
Corporate	75	(229)	88	(164)
	12,283	2,443	10,643	2,226

Geographical analysis of sales and operating profit by destination:

	Year ended 30 June 2009		Year ended 30 June 2008
	Sales	Operating profit	Sales	Operating profit
	£ million	£ million	£ million	£ million

North America	3,887	1,142	3,001	922
Europe	4,431	592	4,187	576
Asia Pacific	1,314	146	1,208	186
Latin America	1,167	250	963	238
Rest of World	1,484	313	1,284	304
	12,283	2,443	10,643	2,226

Sales and operating profit by geographical destination have been stated according to the location of the third party customers and an allocation of certain corporate items. Certain businesses have been reallocated from the business segment in which they are managed, for internal purposes and have been reported within the appropriate region in the geographical analysis above.

The festive holiday season provides the peak period for sales. Approximately 43% of annual net sales arise in the last four months of each calendar year.

Analysis of total assets:
	30 June 2009	30 June 2008
	£ million	£ million

North America	1,006	889
Europe	1,070	1,239
International	1,090	964
Asia Pacific	486	474
Moët Hennessy	1,814	1,643
Corporate and other	12,630	10,818
	18,096	16,027

Corporate and other total assets consist primarily of brands that are capitalised in the balance sheet, property, plant and equipment, maturing whisky inventories and other assets that are not readily allocable to the group’s operating segments.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.60 (2008 - £1 = $2.01) and euro - £1 = €1.17 (2008 - £1 = €1.36). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.65 (2008 - £1 = $1.99) and euro - £1 = €1.17 (2008 - £1 = €1.26). The group uses exchange rate transaction hedges to mitigate the effect of exchange rate movements.

3.	Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

In the year ended 30 June 2009, operating costs of £166 million in respect of the global restructuring programme and £4 million in respect of the restructuring of Irish brewing operations have been identified as pre-tax exceptional items.  In the year ended 30 June 2008, operating costs of £78 million in respect of the restructuring of Irish brewing operations and a gain of £9 million in respect of business disposals were identified as pre-tax exceptional items.

Exceptional items relating to tax are identified in note 5.

4.	Net interest and other finance charges
	Year ended 30 June 2009	Year ended 30 June 2008
	£ million	£ million

Interest payable	(604)	(419)
Interest receivable	102	84
Market value movements on interest rate instruments	(14)	(6)
Net interest payable	(516)	(341)

Net finance income in respect of post employment plans	2	46
Unwinding of discounts	(21)	(17)
Other finance charges	(13)	(6)
	(32)	23
Net exchange movements on certain financial instruments	(44)	(1)
Net other finance (charges)/income	(76)	22

Interest payable is after capitalisation of £4 million borrowing costs, following adoption of the amendment to IAS 23 (2008 - £nil).

5.	Taxation

For the year ended 30 June 2009, the £292 million taxation charge (2008 - £522 million) comprises a UK tax credit of £143 million (2008 - £43 million charge) and a foreign tax charge of £435 million (2008 - £479 million).  A tax credit of £37 million on exceptional operating items (2008 - £8 million) is included in the tax charge together with an exceptional tax credit of £155 million arising as a result of settlements agreed with tax authorities (2008 - £nil).

6.	Discontinued operations

In the year ended 30 June 2009, profit after tax in respect of discontinued operations relating to the disposal of the Pillsbury business was £2 million (2008 - £26 million).

7.	Inventories
	30 June 2009	30 June 2008
	£ million	£ million

Raw materials and consumables	351	294
Work in progress	25	21
Maturing inventories	2,274	1,939
Finished goods and goods for resale	512	485
	3,162	2,739

8.	Net borrowings
	30 June 2009	30 June 2008
	£ million	£ million

Borrowings due within one year and bank overdrafts	(890)	(1,663)
Borrowings due after one year	(7,685)	(5,545)
Fair value of interest rate hedging instruments	93	27
Fair value of foreign currency swaps and forwards	170	29
Finance lease liabilities	(21)	(9)
	(8,333)	(7,161)
Cash and cash equivalents	914	714
	(7,419)	(6,447)

In the year ended 30 June 2009, the group issued a US $1,500 million global bond repayable in January 2014 with a coupon of 7.375% and a €1,000 million global bond repayable in December 2014 with a coupon of 6.625%. A €500 million medium term note, US $400 million medium term note and a US $250 million bond were repaid.

9.	Reconciliation of movement in net borrowings
	Year ended 30 June 2009	Year ended 30 June 2008
	£ million	£ million

Net borrowings at beginning of the year	(6,447)	(4,845)

Increase/(decrease) in net cash and cash equivalents before exchange	97	(167)
Cash flow from change in loans	(256)	(1,094)
Change in net borrowings from cash flows	(159)	(1,261)
Exchange differences	(784)	(372)
Other non-cash items	(29)	31
Net borrowings at end of the year	(7,419)	(6,447)

10.	Movements in total equity
	Year ended 30 June 2009	Year ended 30 June 2008
	£ million	£ million

Total equity at beginning of the year	4,175	4,170

Total recognised income and expense for the year	1,153	1,524
Dividends paid to equity shareholders	(870)	(857)
Dividends paid to minority interests	(98)	(56)
New share capital issued	-	1
Share trust arrangements	59	76
Tax on share trust arrangements	(6)	(7)
Own shares repurchased	(354)	(1,008)
Purchase of own shares for holding as treasury shares for share scheme hedging	(63)	(124)
Adjustment to minority interest	(58)	-
(Disposal)/acquisition of minority interest	(2)	456
Net movement in total equity	(239)	5

Total equity at end of the year	3,936	4,175

Total equity at the end of the year includes gains of £94 million (2008 - £15 million) in respect of cumulative translation differences and £2,154 million (2008 - £2,341 million) in respect of own shares held as treasury shares.

In the year ended 30 June 2009, the acquisition accounting for Ketel One Worldwide BV was reviewed and an adjustment of £58 million was made to the minority interest, representing the Nolet Group’s share of a deferred tax liability created on acquisition of £116 million. Consequently the goodwill recognised on the acquisition was reduced by £58 million to £108 million.

11.         Dividends
	Year ended 30 June 2009 £ million	Year ended 30 June 2008 £ million
Amounts recognised as distributions to equity holders in the year
Final dividend paid for the year ended 30 June 2008 of 21.15p (2007 - 20.15p) per share	527	523
Interim dividend paid for the year ended 30 June 2009 of 13.90p (2008 - 13.20p) per share	345	336
	872	859
Less: Adjustment in respect of prior year dividends	(2)	(2)
	870	857

A final dividend of 22.20 pence per share for the year ended 30 June 2009 was recommended by the board on 26 August 2009 for approval by shareholders at the Annual General Meeting to be held on 14 October 2009.  As the approval will be after the balance sheet date it has not been included as a liability.

12.	Contingent liabilities and legal proceedings

(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£121 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial information, at 30 June 2009 the group has given performance guarantees and indemnities to third parties of £148 million.

There has been no material change since 30 June 2009 in the group’s performance guarantees and indemnities.

(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(iii) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo’s Turkish subsidiary at various stages of litigation including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo’s Turkish subsidiary intends to defend its position vigorously.

(iv) SEC investigation As previously reported, Diageo Korea and several of its current and former employees have been subject to investigations by Korean authorities regarding various regulatory and control matters. Convictions for improper payments to a Korean customs official have been handed down against two former Diageo Korea employees, and three current and former Diageo Korea employees have been convicted on various counts of tax evasion. Diageo had previously voluntarily reported the allegations relating to the convictions for improper payments to the US Department of Justice and the US Securities and Exchange Commission (SEC). The SEC has commenced an investigation into these matters, and Diageo is in the process of responding to the regulators' inquiries. Diageo's own internal investigation in Korea and elsewhere is ongoing. The US Foreign Corrupt Practices Act (FCPA) and related statutes and regulations provide for potential monetary penalties, criminal sanctions and in some cases debarment from doing business with the US federal government in connection with FCPA violations. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these matters may give rise.

(v) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen and the possible loss or range of loss of which cannot at present be meaningfully quantified.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

13.	Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the Annual Report for the year ended 30 June 2009.  There have been no transactions with these related parties during the year ended 30 June 2009 that have materially affected the financial position or performance of the group during this period.

14.	Post balance sheet events

On 1 July 2009, the group announced a further restructuring programme which includes changes to supply operations in Scotland.  In the year ending 30 June 2010, the group expects to incur exceptional operating charges of £200 million before taxation for restructuring activities.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Definitions

Comparisons are to year ended 30 June 2008 (2008) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements after retranslating prior period reported numbers at current period exchange rates and after adjusting for the effect of exceptional items, acquisitions and disposals. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divide by five.

Net sales are sales after deducting excise duties.

Price/mix is the number of percentage points by which the movement in net sales exceeds the movement in volume.  This difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

References to ready to drink include progressive adult beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Tanqueray Ten, Cîroc vodka, Don Julio, Ketel One vodka and Zacapa rum.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share and share of voice data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 41 – ‘Risk factors’ and page 46 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

Reconciliation to GAAP measures

1.	Organic movement

Organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within Corporate.

Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise.  Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Organic movements in volume, sales, net sales and operating profit

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales and operating profit and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. Therefore organic movement measures most closely reflect the way in which the business is managed.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

The organic movement calculations for volume, sales, net sales and operating profit before exceptional items for the year ended 30 June 2009 were as follows:

Volume	2008 Reported units million	Acquisitions disposals and transfers(2) units million	Organic movement units million	2009 Reported units million	Organic movement %

North America	51.1	1.8	0.1	53.0	-
Europe	41.6	-	(2.6)	39.0	(6)
International	39.1	-	(1.6)	37.5	(4)
Asia Pacific	13.2	-	(1.4)	11.8	(11)
Total	145.0	1.8	(5.5)	141.3	(4)

Sales	2008 Reported £ million	Exchange(1) £ million	Acquisitions disposals and transfers(2) £ million	Organic movement £ million	2009 Reported £ million	Organic movement %

North America	2,965	715	149	29	3,858	1
Europe	4,046	353	7	(127)	4,279	(3)
International	2,376	192	3	232	2,803	9
Asia Pacific	1,168	99	1	-	1,268	-
Corporate	88	3	-	(16)	75	(18)
Total sales	10,643	1,362	160	118	12,283	1

Net sales	2008 Reported £ million	Exchange(1) £ million	Acquisitions disposals and transfers(2) £ million	Organic movement £ million	2009 Reported £ million	Organic movement %

North America	2,523	602	142	23	3,290	1
Europe	2,630	260	6	(146)	2,750	(5)
International	1,971	156	2	157	2,286	7
Asia Pacific	877	74	1	(42)	910	(4)
Corporate	89	3	-	(17)	75	(18)
Total net sales	8,090	1,095	151	(25)	9,311	-
Excise duties	2,553				2,972
Total sales	10,643				12,283

Operating profit	2008 Reported £ million	Exchange(1) £ million	Acquisitions disposals and transfers(2) £ million	Organic movement £ million	2009 Reported £ million	Organic movement %

North America	907	206	45	(2)	1,156	-
Europe	798	66	(2)	(6)	856	(1)
International	593	(5)	-	57	645	10
Asia Pacific	170	(6)	-	-	164	-
Corporate	(164)	(94)	_-	50	(208)
Total before exceptional items	2,304	167	43	99	2,613	4
Exceptional items	(78)				(170)
	2,226				2,443

Notes:  Information relating to the organic movement calculations

(1)
The exchange adjustments for sales, net sales and operating profit are primarily the retranslation of prior period reported results at current period exchange rates and are principally in respect of the US dollar and the euro.

(2)
The impacts of acquisitions, disposals and transfers are excluded from the organic movement percentages. Transfers represent the movement between operating units of certain activities. In the year ended 30 June 2009:

a.
Acquisitions in the year ended 30 June 2008 that affected volume, sales, net sales and operating profit were the acquisition of Ketel One Worldwide BV, Rosenblum Cellars and the distribution rights for Zacapa rum

b.	There were no disposals
c.	There were no transfers

(3)
Operating exceptional items in the year ended 30 June 2009 comprised charges of £166 million in respect of the global restructuring programme and £4 million in respect of the restructuring of Irish brewing operations. Operating exceptional items in the year ended 30 June 2008 comprised restructuring costs for Irish brewing operations of £78 million.

Notes: Organic movement calculations methodology

a)
The organic movement percentage is the amount in the column headed ‘Organic movement’ in the tables above expressed as a percentage of the aggregate of the amounts in the columns headed ‘2008 Reported’, the column headed ‘Exchange’ and the amounts, if any, in respect of disposals and transfers included in the column headed ‘Acquisitions, disposals and transfers’. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

b)
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.  In the calculation of operating profit the overheads included in disposals are only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

Underlying movement in earnings per share

The group’s management believes basic earnings per share on an underlying movement basis provides valuable additional information for users of the financial statements in understanding the group’s overall performance.  The group’s management believes that the comparison of movements on both a reported and underlying basis provides information as to the individual components of the movement in basic earnings per share, being the impact of retranslating prior period reported results at current period exchange rates and the impact of exceptional items, acquisitions and disposals and the application of an underlying tax rate for each period.  These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic earnings per share and reported movements therein.

The underlying movement calculation in earnings per share for the year ended 30 June 2009 was as follows:

Pence per share (6)

Basic eps for year ended 30 June 2008	59.3
Exceptional items and discontinued operations (1)	1.3
Tax equalisation (2)	-
Exchange (3)	3.6
IAS 21 and IAS 39 (4)	0.2
Acquisitions (5)	-
Adjusted basic eps for year ended 30 June 2008	64.4

Basic eps for year ended 30 June 2009	65.2
Exceptional items and discontinued operations (1)	(0.9)
Tax equalisation (2)	-
Exchange (3)	-
IAS 21 and IAS 39 (4)	1.8
Acquisitions (5)	0.4
Adjusted basic eps for year ended 30 June 2009	66.5

Basic eps growth	10%
Adjusted basic eps growth - underlying growth	3%

Notes:  Information relating to the current period

1)
In the year ended 30 June 2009, there were exceptional charges after tax of £129 million in respect of the global restructuring programme and £4 million for restructuring of Irish brewing operations. There was an exceptional tax credit of £155 million. The exceptional items after tax in the year ended 30 June 2008 were a charge of £61 million comprising a charge of £78 million in respect of the restructuring of Irish brewing operations and related tax credit of £8 million and a gain of £9 million in respect of business disposals.

2)
Tax equalisation - the impact of adjusting the reported tax rate for each period to the underlying tax rate for each period (see 5 – Underlying tax rate).  No adjustment from the reported tax rate to the underlying tax rate is required in the years ended 30 June 2009 and 30 June 2008 other than the adjustments made in respect of exceptional items and discontinued operations.

3)
Exchange - the exchange adjustments for operating profit and net finance charges are principally in respect of the US dollar and the euro.  Exchange adjustments are taxed at the underlying tax rate for the period.

4)	Amounts under IAS 21 and IAS 39 reported in net finance charges after tax at the underlying tax rate for each period are excluded from adjusted basic earnings per share.

5)	Acquisitions impacting the results for the year ended 30 June 2009 were Ketel One Worldwide BV, Rosenblum Cellars and the distribution rights for Zacapa rum.

6)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the year ended 30 June 2009 of 2,485 million (2008 – 2,566 million).

Notes: Underlying organic movement calculations methodology

a)
Where a business, brand, brand distribution right or agency agreement or investment was disposed of, or terminated, in the current period, the group, in the underlying movement calculations, adjusts the profit for the period attributable to equity shareholders for the comparable prior period to exclude the following: (i) the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period); (ii) a capital return in respect of the reduction in interest charge had the disposal proceeds been used entirely to reduce borrowings; and (iii) taxation at the underlying tax rate. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was disposed of part-way through the equivalent prior period then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital return from use of the proceeds of the disposal to reduce borrowings and tax at the underlying tax rate) would be excluded from that prior period’s performance in the underlying movement calculation, since the group recognised no contribution from that business in the current period.

b)
Where a business, brand, brand distribution right or agency agreement or investment was acquired subsequent to the end of the equivalent prior period, the group in the underlying movement calculations adjusts the profit for the current period attributable to equity shareholders to exclude the following: (i) the amount the group earned in the current period that it could not have earned in the prior period; (ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings; and (iii) taxation at the underlying tax rate. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the underlying tax rate) would be adjusted only to include the results from the anniversary of the acquisition in the current period’s performance in the underlying movement calculation.

c)
The exchange effects of IAS 21 in respect of short term inter-company funding balances and IAS 39 in respect of market value movements as recognised in net finance charges net of tax at the underlying tax rate are removed from both the current and prior period as part of the underlying movement calculation.

d)
Underlying movement percentages for basic earnings per share are calculated as the underlying movement amount in pence, expressed as the percentage of the prior period results at current period exchange rates, and after making an adjustment in each period for exceptional items, tax equalisation, the impacts of IAS 21 and IAS 39 on net finance charges and acquisitions and disposals.

2.	Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares – each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

3.	Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business after applying the underlying tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and the end of the period. Capital employed comprises net assets for the period, excluding post employment benefit net liabilities (net of deferred tax) and net borrowings. This average capital employed is then aggregated with the restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the years ended 30 June 2009 and 30 June 2008 were as follows:

	2009	2008
	£ million	£ million

Operating profit	2,443	2,226
Exceptional items	170	78
Associates’ profits after interest and taxation	164	177
Tax at the underlying tax rate of 22.2% (2008 – 24.5%)	(616)	(608)
	2,161	1,873

Average net assets (excluding net post employment liabilities)	4,810	4,411
Average net borrowings	7,427	5,672
Average integration and restructuring costs (net of tax)	1,049	955
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	14,848	12,600

Return on average total invested capital	14.6%	14.9%

4.	Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see 3 above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the years ended 30 June 2009 and 30 June 2008 were as follows:

	2009	2008
	£ million	£ million

Average total invested capital (see 3 above)	14,848	12,600

Operating profit	2,443	2,226
Exceptional items	170	78
Associates’ profit after interest and taxation	164	177
Tax at the underlying tax rate of 22.2% (2008 – 24.5%)	(616)	(608)
	2,161	1,873
Capital charge at 9% of average total invested capital	(1,336)	(1,134)
Economic profit	825	739

5.	Underlying tax rate

The underlying tax rate is a non-GAAP measure that reflects the adjusted tax charge on profit from continuing businesses before exceptional items as a percentage of profit from continuing businesses before exceptional items. The underlying tax rate is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which management is most directly able to influence.

The group's management believe the measure assists users of the financial statements in understanding the group's effective tax rate as it reflects the tax arising on the profits from the ongoing business.

The components of the reported tax charge which do not form part of the adjusted tax charge, as defined by the group's management, relate to tax on items reported as exceptional, movement on deferred tax assets arising from intragroup reorganisations which are due to changes in estimates in expected future utilisation, any other tax charge or credit that arises from intra-group reorganisations and items which are offset by credits or debits in discontinued operations.

The group’s reported tax rate for the year ended 30 June 2009 is 14.5% (2008 – 24.9%). Adjusting the reported tax rate to exclude the exceptional tax credit of £155 million in respect of the impact of settlements agreed with tax authorities and the net operating exceptional charges of £170 million and the associated tax credit of £37 million, the group has an underlying tax rate of 22.2% for the year ended 30 June 2009. Adjusting the reported tax rate for the year ended 30 June 2008 to exclude the net exceptional charges of £69 million and the associated tax credit of £8 million, the group had an underlying tax rate of 24.5%.

6.  Interest cover

The income statement interest cover is defined as the number of times that the sum of operating profit before exceptional items and share of associates’ profits after tax exceeds net interest payable.

Cash interest cover is defined as the number of times that the sum of operating profit before exceptional items, depreciation and amortisation and dividends from associates exceeds the net interest cash flow.

The group’s management believe that these measures assist users of the financial statements in understanding the liquidity position of the ongoing business.

RISK FACTORS

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo’s business, financial condition and results of operations could suffer and the trading price and liquidity of securities could decline.

In the current global financial crisis and uncertain economic environment, certain risks may gain more prominence either individually or when taken together. The following are examples of ways that any of the risks below may become so exacerbated. Demand for beverage alcohol products, in particular luxury or super premium products, may decrease with a reduction in consumer spending levels. Costs of operations may increase if inflation were to become prevalent in the economic environment, resulting in an increase in the costs of raw materials. These factors may also lead to intensified competition for market share, with consequential potential adverse effects on volumes and prices. The financial and economic situation may have a negative impact on third parties with whom Diageo does, or may do, business. Any of these factors may affect the group’s results of operations, financial condition and liquidity.

If there is an extended period of constraint in the capital markets, with debt markets in particular experiencing a lack of liquidity, at a time when cash flows from Diageo’s business may be under pressure, this may have an impact on Diageo’s ability to maintain current long term strategies, with a consequent effect on the group’s growth rate. Such developments may adversely affect shareholder returns or share price. Additionally, continued volatility in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results. Decreases in the trustees’ valuations of Diageo’s pension plans may also increase pension funding requirements.

Diageo faces competition that may reduce its market share and margins Diageo faces substantial competition from several international companies as well as local and regional companies in the countries in which it operates. Diageo competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, consolidation or realignment is still possible. Consolidation is also taking place amongst Diageo’s customers in many countries. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo’s market share in any of these categories, which would adversely affect Diageo’s results and hinder its growth potential.

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or its cost-saving and restructuring programmes designed to enhance earnings Diageo’s strategy is to focus on premium drinks to grow its business through organic sales and operating profit growth and the acquisition of premium drinks brands that add value for shareholders. There can be no assurance that Diageo’s strategic focus on premium drinks will result in opportunities for growth and improved margins. It is possible that the pursuit of this strategic focus on premium drinks could give rise to further acquisitions (including associated financing), disposals, joint ventures or partnerships. There can be no guarantee that any such acquisition, disposal, joint venture or partnership would deliver the benefits intended. Similarly, there can be no assurance that the cost-savings or restructuring programmes implemented by Diageo in order to improve efficiencies and deliver cost-savings will deliver the expected benefits.

Systems change programmes may not deliver the benefits intended and systems failures could lead to business disruption Certain change programmes designed to improve the effectiveness and efficiency of end-to-end operating, administrative and financial systems and processes continue to be undertaken. This includes moving transaction processing from a number of markets to business service centres. There can be no certainty that these programmes will deliver the expected operational benefits. There is likely to be disruption caused to production processes and possibly to administrative and financial systems as further changes to such processes are effected. They could also lead to adverse customer or consumer reaction. Any failure of information systems could adversely impact on Diageo’s ability to operate. As with all large systems, Diageo’s information systems could be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo’s business and/or lead to loss of assets. The concentration of processes in business service centres also means that any disruption arising from system failure or physical plant issues could impact on a large portion of Diageo’s global business.

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities Diageo’s operations are subject to extensive regulatory requirements which include those in respect of production, product liability, distribution, importation, marketing, promotion, labelling, advertising, labour, pensions and environmental issues. Changes in laws, regulations or governmental policy could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, other restrictions on marketing, promotion and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation.

In addition, beverage alcohol products are the subject of national import and excise duties in most countries around the world. An increase in import or excise duties could have a significant adverse effect on Diageo’s sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Diageo’s reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo’s reported after tax income.

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol, and Diageo is routinely subject to litigation in the ordinary course of its operations. If such litigation resulted in fines, damages or reputational damage to Diageo or its brands, Diageo’s business could be materially adversely affected.

Contamination, counterfeiting or other circumstances could harm the integrity of or customer support for Diageo’s brands and adversely affect the sales of those brands The success of Diageo’s brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third-party action, or other events that harm the integrity of or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third-party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, Diageo’s consumers. In addition, Diageo may voluntarily recall products in the event of contamination or damage. A significant product liability judgment or a widespread product recall may negatively impact sales and profitability of the affected brand or all Diageo brands for a period of time depending on product availability, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect Diageo’s reputation with existing and potential customers and its corporate and brand image.

To the extent that third parties sell products that are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, consumers of Diageo brands could confuse Diageo products with them. This could cause them to refrain from purchasing Diageo brands in the future and in turn could impair brand equity and adversely affect Diageo’s business.

Demand for Diageo’s products may be adversely affected by changes in consumer preferences and tastes and adverse impacts of a declining economy Diageo’s collection of brands includes some of the world’s leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo’s competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers’ willingness to purchase premium branded products. In addition, concerns about health effects due to negative publicity regarding alcohol consumption, negative dietary effects, regulatory action or any litigation or customer complaints against companies in the industry may have an adverse effect on Diageo’s profitability.

The competitive position of Diageo’s brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.

In addition, both the launch and ongoing success of new products is inherently uncertain especially as to their appeal to consumers. The failure to launch a new product successfully can give rise to inventory write offs and other costs and can affect consumer perception of an existing brand. Growth in Diageo’s business has been based on both the launch of new products and the growth of existing products. Product innovation remains a significant aspect of Diageo’s plans for growth. There can be no assurance as to Diageo’s continuing ability to develop and launch successful new products or variants of existing products or as to the profitable lifespan of newly or recently developed products.

Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for Diageo’s products and erosion of its competitive and financial position. Continued economic pressures could lead to consumer selection of products at lower price points, whether Diageo’s or those of competitors, which may have an adverse effect on Diageo’s profitability.

If the social acceptability of Diageo’s products declines, Diageo’s sales volume could decrease and the business could be materially adversely affected In recent years, there has been increased social and political attention directed to the beverage alcohol industry. Diageo believes that this attention is the result of public concern over problems related to alcohol abuse, including drink driving, underage drinking and health consequences from the misuse of alcohol. If, as a result, the general social acceptability of beverage alcohol were to decline significantly, sales of Diageo’s products could materially decrease.

Diageo’s operating results may be adversely affected by increased costs or shortages of labour Diageo’s operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo’s success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage the business and could adversely affect operations and financial results.

Diageo’s operating results may be adversely affected by disruption to production facilities or business service centres Diageo would be affected if there were a catastrophic failure of its major production facilities or business service centres. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

Diageo has a substantial inventory of aged product categories, principally scotch whisky and Canadian whisky, which mature over periods of up to 30 years. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties. In addition, there is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption. This could lead to an inability to supply future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks.

An increase in the cost of raw materials or energy could affect Diageo’s profitability The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials and Diageo’s beverage products. Diageo may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases result in higher transportation, freight and other operating costs. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit. Diageo may experience significant increases in commodity costs and energy costs.

Diageo’s business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates Diageo’s business is dependent on general economic conditions in the United States, Great Britain and other important markets. A significant deterioration in these conditions, including a reduction in consumer spending levels, customer de-stocking, the failure of customer, supplier or financial counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo, could have a material adverse effect on Diageo’s business and results of operations. In addition, Diageo may be adversely affected by political and economic developments or industrial action in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues (including pandemic issues) and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability.

Part of Diageo’s growth strategy includes expanding its business in certain countries where consumer spending in general, and spending on Diageo’s products in particular, has not historically been as great but where there are prospects for growth. There is no guarantee that this strategy will be successful and some of the markets represent a higher risk in terms of their changing regulatory environments and higher degree of uncertainty over levels of consumer spending.

Diageo may also be adversely affected by movements in the value of, and returns from, the investments held by its pension funds.

Diageo may be adversely affected by fluctuations in exchange rates. The results of operations of Diageo are accounted for in pounds sterling. Approximately 37% of sales in the year ended 30 June 2009 were in US dollars, approximately 12% were in sterling and approximately 18% were in euros. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year.

Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the group’s policy is to maintain fixed rate borrowings within a band of 40% to 60% of projected net borrowings, and the overall net borrowings portfolio is managed according to a duration measure.

Diageo’s operations may be adversely affected by failure to maintain or renegotiate distribution, supply and manufacturing agreements on favourable terms Diageo’s business has a number of distribution agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate distribution rights on favourable terms when they expire or that agreements will not be terminated. Failure to renew distribution agreements on favourable terms could have an adverse impact on Diageo’s sales and operating profit. In addition, Diageo’s sales and operating profit may be adversely affected by any disputes with distributors of its products or suppliers of raw materials, or a failure to renew supply or manufacturing agreements on favourable terms.

Diageo may not be able to protect its intellectual property rights Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo’s patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. Given the attractiveness of Diageo’s brands to consumers, it is not uncommon for counterfeit products to be manufactured. Diageo cannot be certain that the steps it takes to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit product reaching the market. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

It may be difficult to effect service of US process and enforce US legal process against the directors of Diageo Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo’s directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo’s assets, and the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgements of US courts against Diageo or these persons based on the civil liability provisions of the US federal securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities solely based on the US federal securities laws.

Cautionary statement concerning forward-looking statements

This announcement contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	global economic downturn;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•
legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and laws governing pensions;

•
developments in any litigation or other similar proceedings directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	developments in the Colombian litigation, Turkish customs litigation or any similar proceedings;

•
changes in consumer preferences and tastes, demographic trends or perception about health related issues or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•	changes in the cost of raw materials, labour and/or energy;

•	changes in economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending and failure of customer, supplier and financial counterparties;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•	termination of existing distribution or licence manufacturing rights on agency brands;

•	systems change programmes, existing or future, and the ability to derive expected benefits from such programmes, and systems failure that could lead to business disruption;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and those listed under ‘Risk factors’ above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission. All readers, wherever located, should take note of these disclosures.

The content of the company’s website www.diageo.com should not be considered to form a part of or be incorporated into this announcement.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This announcement includes information about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

Responsibility statements

The Annual Report for the year ended 30 June 2009, which will be published on 15 September 2009, complies with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority in respect of the requirement to produce an Annual Financial Report.  N.C. Rose, Finance Director, confirmed on behalf of the board that, to the best of his knowledge:

the consolidated financial statements contained in the Annual Report for the year ended 30 June 2009, which have been prepared in accordance with IFRS as adopted by the EU and as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

the management report represented by the directors’ report contained in the Annual Report for the year ended 30 June 2009 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

For further information

Preliminary Results Webcast

At 09.30 (UK time) on Thursday 27 August, Paul Walsh, CEO and Nick Rose, CFO will present Diageo’s Preliminary Results as a webcast.  This will be available to view at www.diageo.com.  The presentation slides will be available from 08.45 (UK time).  The transcript will be available after 11.00 (UK time) and both will be available for download at www.diageo.com.  An archived video and podcast of the presentation and Q&A session will also be made available later that day.

If you would like to ask a question during the live Q&A session, please use the following dial-in numbers:

UK Toll free – 0800 279 9640
North America Toll free – 1866 850 2201
France Toll free – 0805 770 152
Germany Toll free – 0800 673 8355
Ireland Toll free – 1800 944 322
Italy Toll free – 800 976 303
Netherlands Toll free – 0800 265 9174
Spain Toll free – 800 099 797
Switzerland Toll free – 0800 000 287

International  – +44 (0)20 7138 0829

Please quote confirmation code:  3284633

A transcript of the Q&A session will be available for download at www.diageo.com on 28 August.

US Conference Call

Paul Walsh, CEO and Nick Rose, CFO will host a conference call for US analysts and investors at 10.00 EST, 15.00 UK time) on Thursday 27 August.  To participate, please use the following dial-in numbers:

UK Toll free – 0800 279 9640
North America Toll free – 1866 850 2201
France Toll free – 0805 770 155
Germany Toll free – 0800 673 8354
Ireland Toll free – 1800 944 322
Italy Toll free – 800 088 737
Netherlands Toll free – 0800 265 9175
Spain Toll free – 800 099 797
Switzerland Toll free – 0800 000 287

International  – +44 (0)20 7138 0828

Please quote confirmation code:  8538724

A transcript of the Conference Call will be available for download at www.diageo.com on 28 August.

Conference Call Replay

The conference call will also be available on instant replay from 17.00 (UK time) and will be available until 31 December 2009.  Please use the following dial-in numbers:

UK Toll free – 0800 358 7743
North America Toll free – 1866 883 4489
France Toll free – 0800 911 479
Germany Toll free – 0800 181 4459
Ireland Toll free – 1800 994 326
Italy Toll free – 800 088 747
Netherlands Toll free – 0800 027 0028
Switzerland Toll free – 0800 000 289

International  – +44 (0)20 7806 1970

Please quote confirmation code:  8538724

Investor enquiries to:	Stephen Howe	+44 (0) 20 7927 4216
	Nick Temperley	+44 (0) 20 7927 4223
	Kelly Padgett	+1 202 715 1110
Investor.relations@diageo.com

Media enquiries to:	James Crampton	+44 (0) 20 7927 4613
	Cecilia Coonan	+44 (0) 20 7927 5749
Media@diageo.com